EMAIL TO ELIGIBLE PARTICIPANTS, DATED FEBRUARY 26, 2009

To: [Name of Eligible Participant]
From: _______________________
Date: February 26, 2009

Dear Eligible Participant:

I am pleased to announce that today, Actions Semiconductor Co., Ltd. has commenced an offer (the “Offer”) that will give you the opportunity to amend your outstanding options to purchase our American Depositary Shares that were granted on May 21, 2008, August 4, 2008 or January 21, 2009 (as applicable) (“Eligible Options”).  If you elect to participate in the Offer in accordance with the terms of the Offer, your Eligible Options will be amended to have a newly established exercise price and the first portion of your options will vest on May 21, 2010 instead of May 21, 2009, August 4, 2009 or January 21, 2010 (as applicable).  In connection with the Offer, today we have commenced mailing to you the following documents:

•	an Offer to Amend, which describes the terms and conditions of the Offer;

•
a Letter of Transmittal, which you must properly complete, sign and return to us before the expiration of the Offer, expected to be 5:00 P.M., Beijing time, on March 20, 2009 unless extended pursuant to the terms of the Offer;

•	a Withdrawal Letter, should you decide to withdraw a previously submitted Letter of Transmittal; and

•	Actions Semiconductor Co., Ltd. Report of Foreign Private Issuer on Form 6-K (filed with the U.S. Securities and Exchange Commission on January 22, 2009).

A customized Participation Statement, which is being sent via e-mail from the human resources department, contains information about your Eligible Options.

I strongly encourage you to review all these materials and, if necessary, consult your personal tax or financial advisor so that you can make an informed decision about whether to participate in the Offer.  If you would like further information about the Offer, please contact Mr. Jimmy Liu at +86-21-5080 3900 ext 1211.

Sincerely,

Nan-Horng Yeh
Chief Executive Officer

IMPORTANT NOTICE:
We are providing all eligible participants in the Offer with written materials explaining the precise terms and timing of the Offer.  Eligible participants should read these materials carefully because they contain important information about the Offer.  We have also filed or furnished the materials and other related documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the commencement of the Offer.  These materials and all other filed or furnished documents will be available free of charge at the SEC’s website at http://www.sec.gov on and after each filing date.

The Offer is made for the securities of a foreign company.  The Offer is subject to disclosure requirements of a foreign country that are different from those of the United States, but financial statements included in the document, if any, have been prepared in accordance with accounting standards generally accepted in the United States (U.S. GAAP).

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may amend its outstanding stock options to purchase its American Depository Shares otherwise than as provided in the Offer to Amend, such as in privately negotiated amendments with individual holders of such options.